Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

www.charterresourcecenter.com

CALIFORNIA ORGANIZATIONS SUPPORT NEW CHARTER
ELECTED OFFICIALS

Majority Leader Assemblyman Chris Holden: “New Charter-by expanding eligibility-will provide competitive pricing for broadband services to low-income households in California. In order to continue to provide consumers with high-quality broadband services, New Charter has made commitments to not block or slow down internet traffic.”

Senate Minority Leader Jean Fuller: “New Charter would lead to faster internet speeds for many Californians. Charter's minimum broadband speed of 60 Mbps is faster than the comparable offerings of Time Warner and Bright House, and New Charter will extend this minimum speed to Time Warner's and Bright House's existing customers - at a lower price than they currently pay.”

California Board of Equalization Chairman Jerome Horton: “I am encouraged by the commitment that New Charter has made to bring customer service centers back from overseas. The combined job force of 10,000 employees that the three companies have is impressive and valuable to our economy. I look forward to the potential New Charter has to enhance that number in the State of California.”

Former Minority Leader Kristin Olsen: “I proudly serve in the California State Assembly and believe it is essential that our government supports private measures aimed at improving the lives of our constituents. For that reason, I support New Charter because it would promote job growth and offer its products to underserved communities by expanding access to a low-income broadband program.”

Riverside County Sheriff Stan Sniff: “This merger increases the ability of people in Riverside County to have affordable access to expeditious methods of sending and receiving information. Communication flow is an essential component for Law Enforcement response, investigation and Community Outreach.”

DIVERSITY ORGANIZATIONS

Mexican American Opportunity Foundation President & CEO Martin Castro: “We're excited about the emphasis New Charter will put on minority-focused programing. The company will offer an array of diverse programming options, including channels like El Rey, Fusion, Fuse, NBC Universe, BET, Bounce TV, Centric, Mnet, CCTV 9, and Korean Television Network. It's nice to see a company in corporate America put such a strong emphasis on multi-cultural programming, which is too often not a priority for cable companies.”

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

CA State Conference of NAACP President Alice Huffman: “New Charter is strongly committed to hiring a workforce that reflects the diversity of the customers it serves and Charter Communications has already returned thousands of jobs to America from overseas call centers. Also, New Charter is committed to supplier diversity and will increase outreach to minority-owned businesses to provide high-quality materials and diverse programming.”

CA Black Chamber of Commerce President & CEO Aubry Stone: “Supplier diversity is especially key to us, as Charter Communications has pledged to ensure that its customers retain access to diverse programming. It currently offers programming to many minority-focused television networks, including several African American focused or owned networks, such as BET, Bounce TV, TV ONE and Centric. These channels are an important voice and outlet to our community and it is essential that they have as wide an access to their target audiences as possible.”

Asian Business Association Chairman Robert Ito: “New Charter will continue to recognize the importance of promoting diversity and inclusion and will expand TWC's commitment to diversity and inclusion in governance, employment practices, procurement and community partnerships. One of the major goals of the ABASD is to enable members to participate fully in San Diego's economic development, without regard to race, color, creed or national origin. New Charter would help our members do just that, and we encourage the FCC to support it.”

Hispanas Organized for Political Equality (HOPE) Executive Director Helen Torres: “New Charter has committed to review programs that will ensure the upward mobility of minorities and Latina employees. New Charter will also adopt Time Warner Cable’s Employee Network Program and its cross-cultural mentoring program, which provides employees significant opportunities to build skills, knowledge and achieve professional goals.”

BUSINESS ORGANIZATIONS

San Diego Regional Chamber of Commerce President & CEO Jerry Sanders: “This merger will bring much needed investment into San Diego and will be a boon to our many industries that depend on fast and reliable broadband Internet. A benefit to both businesses and residents alike, it will bring back jobs to the state and would undoubtedly spurn further investment.”

Los Angeles Area Chamber of Commerce President & CEO Gary Toebben: “If this merger were to go through, the increased open free market competition would be beneficial to everyone involved, because New Charter will expand into sectors that it does not currently service. They will do this by investing $2.5 billion into commercial areas, giving our members newer and faster choices for broadband Internet.”

California Contract Cities Association President Gustavo Camacho: “As our communities and constituents needs are vital to our organization, we support the efforts of the proposed New Charter merger and its commitment to keep the communities informed via their public affairs show Charter Local (California Edition) as well as their investment into bringing more jobs to California and their commitment to bring better pricing to low income households.”

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

Los Angeles Opportunities Industrialization Center CEO Chris Floyd: “Our Computers for Families Program works hard to get computers into low-income homes, but they are useless without affordable, reliable broadband. The low-income program would bring online many people who for too long have been kept away from this vital tool.”

EDUCATION AND COMMUNITY ORGANIZATIONS

LA Community College District President Scott Svonkin: “Given the demographics of our district, we have been working mightily to close the digital divide in our communities. We have come to understand how critical reliable broadband service is for our children, our teens and young adults, our adults and senior citizens. Every family needs broadband access - for students at all levels of education to complete their homework, for adults to compete in an increasingly competitive job market. I believe that New Charter, which brings together Charter Communications, Time Warner Cable and Bright House Networks, will deliver this vital broadband access.”

San Bernardino Police Officers Association President Steve Turner: “I am convinced that in order for our most vulnerable residents to climb out of poverty, they need access to modem technology, which in 2015 means they need access to broadband. I was glad to learn that New Charter plans to offer a low-income broadband program, providing qualified customers fast broadband speeds at a reduced rate.”

Children’s Resource Network of the Central Coast CEO Lisa Ray: “It is imperative that we as community leaders and advocates support the expansion of quality community partners such as Charter Communications.”
RECENT NEWS COVERAGE

The Sun Reporter, Editorial: “As a newspaper that prides itself on promoting greater inclusion of the African American community, we at the Sun-Reporter are pleased to come out in support of and urge the California Public Utilities Commission (CPUC) to approve the merger between Charter Communications, Time Warner Cable and Bright House Networks into New Charter.”

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“The to-be-formed company, New Charter, has committed to a multi-pronged approach to diversity and inclusion that would include: corporate governance; employment and workforce recruitment; procurement; programming; and philanthropy and community investments. These commitments represent a real opportunity for African Americans to see a company more closely aligned itself with the needs and demands of our community.”

Philippine News, Editorial: “The Filipino American community recognizes the importance of companies that support diversity and inclusiveness, and thus we are pleased to fully support the merger between Charter Communications, Time Warner Cable, and Brighthouse Networks and call on the California Public Utilities Commission (CPUC) to approve it with expediency.”

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“The MOU is a groundbreaking proposal by New Charter that will have a deep, positive impact on the Fil-Am community. This is especially important because the New Charter coverage territory is going to include the country’s largest Filipino populations. Our community should embrace companies that value diversity and inclusion, and that is why the Philippine News urges the CPUC to approve this merger.”

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com